TRANSGLOBE ENERGY CORPORATION ANNOUNCES SECOND
QUARTER 2015 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, August 13, 2015 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its financial and operating results for the three and six months ended June 30, 2015. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the periods ended June 30, 2015 and 2014, are available on TransGlobe's website at www.trans-globe.com.

ø	Second quarter production averaged 15,064 Bopd (14,251 Bopd sales);

ø	Completed the second direct sale of Egyptian crude oil entitlement production to a third party buyer on April 4, 2015;

ø	Positive second quarter funds flow of $7.0 million ($0.09 per share);

ø	Held 253,771 bbls of West Gharib entitlement crude production in inventory at quarter-end (valued at cost);

ø	Second quarter net loss of $12.6 million ($0.17 per share);

ø	Achieved operating expense reductions of $1.3 million as compared to Q1-2015, representing an 8% decrease;

ø	Spent $22.3 million on exploration and development during the quarter;

ø	Ended the quarter with $123.0 million in cash and cash equivalents; positive working capital of $178.7 million or $104.3 million net of debt (including convertible debentures);

ø	Collected $18.2 million in accounts receivable from the Egyptian Government during the quarter;

ø	Paid quarterly dividend of $0.05 per share ($3.7 million) on June 30, 2015;

ø	Approved third quarter dividend of $0.05 per share, which will be paid on September 30, 2015; and

ø	Repurchased 2,269,990 common shares under the normal course issuer bid as at June 30, plus an additional 833,802 common shares subsequent to quarter-end.

A conference call to discuss TransGlobe’s 2015 second quarter results presented in this news release will be held Thursday, August 13, 2015 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-2218 or toll free at 866-225-0198. The webcast may be accessed at http://www.gowebcasting.com/6631.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2015	2014	% Change	2015	2014	% Change
Oil revenue	62,647	144,208	(57)	116,898	297,348	(61)
Oil revenue, net of royalties	33,960	76,040	(55)	63,533	154,406	(59)
Derivative gain (loss) on commodity contracts	—	—	—	(688)	—	—
Production and operating expense	14,188	19,025	(25)	29,653	38,603	(23)
Selling costs	806	—	—	3,897	—	—
General and administrative expense	6,019	6,844	(12)	13,937	13,852	1
Depletion, depreciation and amortization expense	12,397	12,233	1	23,921	25,398	(6)
Income taxes	2,750	17,861	(85)	5,939	37,142	(84)
Funds flow from operations*	6,991	43,185	(84)	3,703	75,672	(95)
Basic per share	0.09	0.59		0.05	1.02
Diluted per share	0.09	0.57		0.05	1.00
Net earnings	(12,580)	26,199	(148)	(23,777)	42,891	(155)
Basic per share	(0.17)	0.35		(0.32)	0.57
Diluted per share	(0.17)	0.35		(0.32)	0.57
Capital expenditures	22,337	17,490	28	36,438	31,855	14
Dividends paid	3,703	11,229	(34)	7,466	11,229	(34)
Dividends paid per share	0.05	0.15	(67)	0.10	0.15	(33)
Working capital	178,743	271,524	(34)	178,743	271,524	(34)
Convertible debentures	74,421	88,814	(16)	74,421	88,814	(16)
Common shares outstanding
Basic (weighted-average)	74,236	74,826	(1)	74,747	74,732	—
Diluted (weighted-average)	74,236	75,657	(2)	74,747	75,668	(1)
Total assets	599,744	705,859	(15)	599,744	705,859	(15)
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	15,064	16,112	(7)	14,976	17,083	(12)
Average sales volumes (Bopd)	14,251	16,485	(14)	13,567	17,204	(21)
Average price ($ per Bbl)	48.31	96.14	(50)	47.60	95.49	(50)
Operating expense ($ per Bbl)	10.94	12.68	(14)	12.08	12.40	(3)

CORPORATE SUMMARY
TransGlobe Energy Corporation's (“TransGlobe” or the “Company”) total production averaged 15,064 barrels of oil per day (“Bopd”) during the quarter, which is a slight increase from Q1-2015 production of 14,886 Bopd.

TransGlobe completed its second direct sale of Egyptian crude production to a third party buyer on April 4, 2015 and payment was received in full in early May. The next lifting is scheduled for late September and the Company is in discussions with EGPC regarding liftings in the fourth quarter and 2016. This change in how TransGlobe's crude is sold significantly reduces the Company's credit risk exposure going forward.

Processing of the Eastern Desert seismic data was completed during the second quarter, and mapping/interpretation is ongoing. The Company is targeting to have a drill-ready prospect inventory (which incorporates the new seismic data and drilling results to date) prepared prior to year-end. No wells were drilled in the Eastern Desert during the second quarter, and no wells are currently budgeted for the remainder of 2015.

The Company completed the acquisition of 400 square kilometers of 3-D seismic on the South Ghazalat concession in the Western Desert during the second quarter. It is expected that this seismic data will be processed and available for mapping by the fourth quarter. No wells were drilled in the Western Desert during the second quarter, and no wells are currently budgeted for the remainder of 2015.

Dated Brent oil prices averaged $61.69 in the second quarter of 2015. Egypt crude is sold at a quality discount to Dated Brent and received a blended price of $48.48 during the quarter. The Company had funds flow of $7.0 million ($0.09 per share) and ended the quarter with positive working capital of $178.7 million or $104.3 million net of debt (the convertible debentures). The Company collected $18.2 million of accounts receivable from the Egyptian government during the quarter, resulting in an accounts receivable balance of $72.8 million as at June 30, 2015.

The Company's crude oil inventory in West Bakr decreased from 179,730 barrels to zero, and in West Gharib increased from zero to 253,771 barrels. Had the West Gharib entitlement oil been sold in the quarter, the increase in funds flow net of the funds flow generated by West Bakr opening inventory would have been approximately $2.6 million using Q2-2015 realized pricing.

The Company experienced a net loss in the quarter of $12.6 million, which included a $7.8 million non-cash unrealized loss on convertible debentures. The $7.8 million loss represents a fair value adjustment in accordance with IFRS, but does not represent a cash loss or a change in the future cash outlay required to repay the convertible debentures.

The Company has been focused on decreasing operating expenses, and as a result has achieved cost reductions in operating costs of $1.3 million in Q2-2015 as compared to Q1-2015.

The Company paid a dividend of $0.05 per share on June 30, 2015, and has approved a $0.05 per share dividend for the third quarter, which will be paid on September 30, 2015. In addition, the Company initiated a normal course issuer bid for its common shares on March 26, 2015. During the second quarter, the Company repurchased 2,269,990 common shares. Subsequent to the end of the second quarter, the Company repurchased an additional 833,802 common shares. In total the Company has now repurchased over 4% of its shares that were issued and outstanding at the beginning of the year.
TransGlobe remains in a strong financial position and is well positioned to weather the downturn in world oil prices. The current oil price correction is part of the normal commodity cycle seen many times over the Company's history. TransGlobe's management will continue to steward capital programs, focus on cost reductions and maintain a strong balance sheet through 2015 and beyond. In addition, management will continue to seek out opportunities to grow the Company and diversify our risk so that we will be well positioned to prosper in the long term.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

No wells were drilled during the second quarter, and no wells are currently budgeted for the remainder of 2015.
Production
Production from West Gharib averaged 9,031 Bopd to TransGlobe during the second quarter, a 2% (227 Bopd) decrease from the previous quarter.
Production averaged 8,298 Bopd in July. July production was lower due to well servicing during the month and natural declines.

Sales
TransGlobe marketed and sold 544,752 barrels of Ras Gharib blend during the second quarter which included 385,829 barrels of West Bakr entitlement oil for the first half of 2015. The remaining 158,923 barrels were allocated to West Gharib entitlement oil produced in the second quarter. As at the end of the second quarter, TransGlobe held 253,771 barrels of West Gharib entitlement oil as inventory which is scheduled to be lifted and sold in the third quarter.

Quarterly West Gharib Production (Bopd)	2015		2014
	Q-2	Q-1	Q-4	Q-3
Gross production rate	9,031	9,258	8,440	9,092
TransGlobe working interest	9,031	9,258	8,440	9,092
TransGlobe inventory	2,789	—	—	—
Total sales	6,242	9,258	8,440	9,092
Government share (royalties and tax)	4,496	4,611	4,175	4,774
TransGlobe sales (after royalties and tax) *	1,746	4,647	4,265	4,318
* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
No wells were drilled during the second quarter, and no wells are currently budgeted for the remainder of 2015.
Production
Production from West Bakr averaged 5,592 Bopd to TransGlobe during the second quarter, a 13% (661 Bopd) increase from the previous quarter. The production increases are attributed to pump upgrades and the associated increases in pump performance and uptime.

Production averaged 5,854 Bopd in July.

Sales
TransGlobe marketed and sold 544,752 barrels of Ras Gharib blend during the second quarter which included 385,829 barrels of West Bakr entitlement oil for the first half of 2015 (West Bakr first quarter entitlement oil was held as inventory at the end of the first quarter). As a result, there was no crude oil inventory held at West Bakr at the end of the second quarter. Through the direct marketing process, the West Bakr entitlement oil for the first half of 2015 received $0.88/barrel less than West Gharib entitlement oil which is sold as Ras Gharib blend, due to oil quality adjustments. The $0.88/barrel reduction represented a discount of approximately 2% of the Ras Gharib blend pricing, versus a historical discount of approximately 12%.

Quarterly West Bakr Production (Bopd)	2015		2014
	Q-2	Q-1	Q-4	Q-3
Gross production rate	5,592	4,931	5,963	5,148
TransGlobe working interest	5,592	4,931	5,963	5,148
TransGlobe inventory	—	1,997	—	—
Total sales	7,567	2,934	5,963	5,148
Government share (royalties and tax)	3,327	2,934	3,691	3,568
TransGlobe sales (after royalties and tax) *	4,240	—	2,272	1,580
* Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
No wells were drilled during the second quarter, and no wells are currently budgeted for the remainder of 2015.
The Company completed the acquisition of approximately 480 square kilometers of 3-D seismic in North West Gharib ("NWG") in the fourth quarter of 2014. Processing of the seismic data was completed during the second quarter, and mapping/interpretation is underway. The Company is targeting to have a drill-ready prospect inventory (which incorporates the new seismic data and drilling results to date) prepared prior to year-end.
South West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company completed the acquisition of approximately 235 square kilometers of 3-D seismic in South West Gharib (“SWG”) in the fourth quarter of 2014 which covered the entire concession area. Processing was completed during the second quarter, and mapping/interpretation is underway. The Company is targeting to have a drill ready prospect inventory prepared prior to year-end.
South East Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company completed the acquisition of approximately 330 square kilometers of 3-D seismic and 325 kilometers of 2-D seismic in South East Gharib (“SEG”) in the fourth quarter of 2014. Processing of the 3-D seismic was completed during the second quarter, and preliminary mapping/interpretation is underway. The Company is targeting to have a drill ready prospect inventory prepared prior to year-end.
In addition, the Company initiated a field mapping program in Q4-2014 to better understand the structural and stratigraphic complexities in this block.  SEG has little well control, but contains several outcrop and surface fault expressions, that includes the Morgan Accommodation Zone, a complex structural feature where dominant fault polarities change across the zone.  The field work was concluded successfully in 2014.  The field mapping results will be integrated into the seismic interpretation to better constrain that interpretation during prospect identification.
WESTERN DESERT

East Ghazalat, Arab Republic of Egypt (50% working interest)
Operations and Exploration
No wells were drilled during the second quarter, and no wells are currently budgeted for the remainder of 2015.
Production
Production from the Safwa field averaged 884 Bopd (442 Bopd to TransGlobe) during the second quarter, a 72 Bopd (14%) decrease to TransGlobe from the previous quarter. Production decreases are attributed to natural declines and shut-in wells awaiting pump changes.
The Safwa field production averaged 874 Bopd (437 Bopd to TransGlobe) in July.
Sales
TransGlobe continues to sell its entitlement share of production (after royalties and tax) to EGPC.

Quarterly East Ghazalat Production (Bopd)	2015		2014
	Q-2	Q-1	Q-4	Q-3
Gross production rate	884	1,028	1,115	1,316
TransGlobe working interest	442	514	558	658
Total sales	442	514	558	658
Government share (royalties and tax)	265	308	335	395
TransGlobe sales (after royalties and tax) *	177	206	223	263
* Under the terms of the East Ghazalat Production Sharing Concession, royalties and taxes are paid out of the Government's share of production.

South Alamein, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company did not plan for any wells in 2015 due to the prolonged delays in receiving military approvals for new wells in the central portion of the concession which includes the Boraq discovery. The Company has negotiated and received EGPC approval to suspend the final exploration period effective July 8, 2012. The suspended area is approximately 800 square kilometers which has been deemed non-accessible by the military due to ongoing training and other activities in the area. The South Alamein concession was scheduled to reach the end of the final exploration period on April 4, 2014. Effective April 4, 2014 the remaining exploration lands outside of the restricted access zone were relinquished in accordance with the concession agreement. The relinquished lands were evaluated and were not considered prospective. The remaining lands in the South Alamein concession agreement are extended until such time as military access is approved, at which time the Company will have approximately 20 months to complete additional exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement remain in place. The current South Alamein concession lands include the Boraq discovery and the remaining exploration prospects of interest. The Company and the Ministry of Petroleum are working together to engage the military and find solutions to obtain access to the remaining concession area.
South Ghazalat, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company acquired 408 square kilometers of 3-D seismic in the south west corner of the South Ghazalat concession during the second quarter, on time and under budget. The data is being processed and it is expected that the processed data will be available for mapping by the fourth quarter.
North West Sitra, Arab Republic of Egypt (100% working interest, operated)
EGPC announced that TransGlobe was the successful bidder on the North West Sitra (“NW Sitra”) concession (100% working interest) in the 2014 EGPC bid round which closed on July 7, 2014. The NW Sitra concession was signed and ratified into law on January 8, 2015.
The 1,946 square kilometer (480,850 acre) NW Sitra concession is located in the Western Desert immediately to the west of the company’s South Ghazalat concession in the prolific Abu Gharadig basin. The Company has paid the signature bonus of $2 million and committed to an initial work commitment of $10 million (300 square kilometers of 3-D seismic and two exploration wells) in the first exploration phase.
The concession has a 7-year exploration term which is comprised of two 3.5 year (42 month) exploration phases. The first 3.5 year exploration phase commenced January 8, 2015. The new concession provides for the approval of 20-year development leases for commercial discoveries.
Following the successful South Ghazalat seismic acquisition program in the second quarter, the Company began work on the NW Sitra 3-D seismic acquisition program and tender process. It is expected that the 300+ square kilometer 3-D seismic program will go to tender this fall and be awarded by year end, subject to budget availability in 2016.
REPUBLIC OF YEMEN (Non-operated)
Yemen is now a small portion of the Company’s portfolio due to our success in Egypt. Yemen is our legacy international asset which provided the revenue platform that allowed TransGlobe to expand its operations into Egypt. Notwithstanding the Company’s Yemeni assets are in a prolific geologic basin with good contractual terms and infrastructure connected, due to the continued and increasing risk profile the Company wrote down the Yemen asset values to zero at year-end 2014. Subsequent to year-end the Company relinquished its interests in Block 32 and Block 72.
All activities on the Company’s remaining interests (25% working interest) in Blocks S-1 and 75 have been suspended due to continued political strife. To date the facilities and wells located on Block S-1 have not been impacted, however, export and supply systems have been shut down or restricted due to ongoing military activity in the country. At this time it is difficult to predict when activities can be resumed.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2015		2014				2013
(000s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Average production volumes (Bopd)	15,064	14,886	15,172	15,109	16,112	18,067	18,519	18,197

Inventory volumes (Bbl)	253,325	179,730	—	13,025	4,500	49,103	37,326	9,510
Average sales volumes (Bopd)	14,251	12,876	15,139	15,132	16,485	17,932	18,213	18,109
Average price ($/Bbl)	48.31	46.82	66.41	88.59	96.14	94.89	96.10	97.18
Oil sales	62,647	54,251	92,488	123,317	144,208	153,140	161,035	161,900
Oil sales, net of royalties	33,960	29,573	52,340	67,848	76,040	78,366	81,196	78,531
Cash flow from operating activities	24,323	18,048	113,422	(3,123)	33,467	3,211	109,226	22,035
Funds flow from operations*	6,991	(3,288)	15,932	28,885	43,185	32,487	36,743	33,483
Funds flow from operations per share
- Basic	0.09	(0.04)	0.21	0.38	0.58	0.44	0.49	0.45
- Diluted	0.09	(0.04)	0.19	0.35	0.57	0.43	0.49	0.44
Net earnings	(12,580)	(11,197)	(50,571)	19,162	26,199	16,692	6,893	16,344
Net earnings (loss) - diluted	(12,580)	(13,577)	(63,384)	14,934	26,199	16,692	6,893	16,344
Net earnings per share
- Basic	(0.17)	(0.15)	(0.67)	0.26	0.35	0.22	0.09	0.22
- Diluted	(0.17)	(0.17)	(0.77)	0.18	0.35	0.22	0.09	0.22
Dividends paid	3,703	3,763	3,762	3,761	11,229	—	—	—
Dividends paid per share	0.05	0.05	0.05	0.05	0.15	—	—	—

Total assets	599,744	614,345	654,058	720,306	705,859	692,341	675,800	723,708
Cash and cash equivalents	122,961	126,101	140,390	77,939	110,057	107,607	122,092	128,162
Convertible debentures	74,421	65,511	69,093	83,229	88,814	87,765	87,539	85,300
Total long-term debt, including	—	—	—	—	—	—	—	39,040
current portion
Debt-to-funds flow ratio**	1.5	0.8	0.6	0.6	0.6	0.6	0.6	0.8
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the second quarter of 2015, TransGlobe:

•	Maintained a strong financial position, reporting a trailing 12 months debt-to-funds flow ratio of 1.5 at June 30, 2015;

•	Paid a quarterly dividend of $3.7 million ($0.05/share).

•	Reported a net loss of $12.6 million, which includes a $7.8 million unrealized non-cash loss on convertible debentures;

•	Experienced an increase in oil sales compared to Q1-2015 primarily as a result of increased sales volumes and higher oil prices during the second quarter;

•
Achieved positive funds flow from operations of $7.0 million, which is a significant improvement from Q1-2015. This is primarily due to a larger number of entitlement barrels being sold in Q2-2015 (544,752 bbls) versus Q1-2015 (418,245 bbls), combined with reduced operating, selling and cash general and administrative costs; and

•	Spent $22.3 million on capital programs, which was funded entirely with funds flow from operations and cash on hand.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Egypt	15,064	15,956	14,885	16,619
Yemen	—	156	91	464
Total Company	15,064	16,112	14,976	17,083

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Egypt	14,251	15,956	13,483	16,619
Yemen	—	529	84	585
Total Company	14,251	16,485	13,567	17,204

Netback

Accounting netback
	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	18,499	7.58	76,797	25.53
Yemen	(2,938)	(193.24)	1,009	9.53
Consolidated	15,561	6.33	77,806	24.99
1.
The Company achieved the netbacks above on sold barrels of oil in the six months ended June 30, 2015 and June 30, 2014 (these figures do not include TransGlobe entitlement barrels held as inventory at June 30, 2015).

	Three months ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	13,031	10.05	38,618	26.59
Yemen	(1,612)	—	294	6.13
Consolidated	11,419	8.81	38,912	25.95
1.
The Company achieved the netbacks above on sold barrels of oil in the three months ended June 30, 2015 and June 30, 2014 (these figures include TransGlobe entitlement barrels produced in prior periods and sold in the current quarter, and do not include TransGlobe entitlement barrels held as inventory at June 30, 2015).

Notional netback
	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	27,434	10.18	76,797	25.53
Yemen	(2,938)	(193.24)	1,009	9.53
Consolidated	24,496	9.05	77,806	24.99
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

	Three months ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	15,669	11.43	38,618	26.59
Yemen	(1,612)	—	294	6.13
Consolidated	14,057	10.24	38,912	25.95
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

Egypt - accounting netback
	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	116,288	47.65	285,963	95.07
Royalties	53,734	22.02	139,721	46.45
Current taxes	14,380	5.89	37,153	12.35
Production and operating expenses	25,778	10.56	32,292	10.74
Selling costs	3,897	1.60	—	—
Netback	18,499	7.58	76,797	25.53

	Three months ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	62,872	48.48	139,020	95.74
Royalties	28,694	22.13	66,699	45.94
Current taxes	7,563	5.83	17,718	12.20
Production and operating expenses	12,778	9.85	15,985	11.01
Selling costs	806	0.62	—	—
Netback	13,031	10.05	38,618	26.59
The netback per Bbl in Egypt decreased 62% and 70%, respectively, in the three and six months ended June 30, 2015 compared with the same periods of 2014. The decreased netbacks were principally the result of a reduction in realized oil prices of 49% and 50%, respectively, in the three and six months ended June 30, 2015 compared with the same periods of 2014.
Production and operating expenses decreased by $3.2 million and $6.5 million, respectively, in the three and six months ended June 30, 2015 compared to the same periods of 2014. This is principally the result of reduced activity levels combined with the Company's efforts to achieve cost efficiencies in a lower oil price environment. These cost savings have translated to reductions of 11% and 2%, respectively, on a per Bbl basis even though sales volumes were lower in the current year. Also contributing to the reduction in netback per Bbl were selling costs (mainly transportation and marketing fees) incurred on the direct sale of the Company's crude oil. TransGlobe completed two direct sales of crude oil to third party buyers during the first half of 2015 (one lifting in each of the first two quarters). The Q1-2015 lifting was sold CIF (cost, insurance and freight) destination, resulting in significantly higher selling costs in the first quarter, whereas the Q2-2015 lifting was sold FOB shipping point.
Royalties and taxes as a percentage of revenue decreased to 58% and 59%, respectively, for the three and six months ended June 30, 2015 compared with 61% and 62%, respectively, for the same periods of 2014 as a result of lower oil prices. If all crude oil had been sold in the period in which it was produced for the first half of 2015, royalties and taxes as a percentage of revenue would have been 55% and 53%, respectively, for the three and six months ended June 30, 2015. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government.
The average selling price during the three months ended June 30, 2015 was $48.48/Bbl, which was $13.21/Bbl lower than the average Dated Brent oil price of $61.69/Bbl for the period (Q2-2014 $108.95/Bbl). The difference is due to a gravity/quality adjustment and is also impacted by the timing of the direct sale, specifically the Q2-2015 lifting which was sold based on the April average Dated Brent price.

Egypt - notional netback
	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Oil sales	128,378	47.65	285,963	95.07
Royalties	53,734	19.94	139,721	46.45
Current taxes	14,380	5.34	37,153	12.35
Production and operating expenses	28,519	10.59	32,292	10.74
Selling costs	4,311	1.60	—	—
Netback	27,434	10.18	76,797	25.53
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

	Three months ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Oil sales	66,458	48.48	139,020	95.74
Royalties	28,694	20.93	66,699	45.94
Current taxes	7,563	5.52	17,718	12.20
Production and operating expenses	13,682	9.98	15,985	11.01
Selling costs	850	0.62	—	—
Netback	15,669	11.43	38,618	26.59
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

Yemen
In January 2015, the Company provided notice of its relinquishment of its interests in Block 32 and Block 72 in Yemen due to project economics and security issues. The relinquishment of Blocks 32 and 72 were effective March 31, 2015 and February 28, 2015, respectively. The Company has retained its 25% interest in Blocks S-1 and 75.
Although TransGlobe’s Yemen properties contributed minimal sales volumes during the first half, the Company continued to incur the majority of the operating costs associated with the blocks. These factors resulted in a negative netback per Bbl of $193.24 in Yemen for the six months ended June 30, 2015. There were no sales in Yemen for the three months ended June 30, 2015.
MANAGEMENT STRATEGY AND OUTLOOK
The Q3-2015 outlook provides information as to management’s expectation for results of operations for Q3-2015. Readers are cautioned that the Q3-2015 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to commodity prices and fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”.
Q3-2015 Outlook
It is expected that Q3-2015 production will average approximately 13,800 Bopd.  The Company now markets its own crude, therefore future funds flow will be dependent upon the timing of crude oil tanker liftings and the pricing that the Company is able to negotiate for its crude. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2015. Funds flow and crude oil inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
On April 4th TransGlobe lifted and sold its second directly marketed crude oil shipment, which was comprised of 544,752 barrels of Ras Gharib blend. The sold barrels were first allocated to West Bakr entitlement oil for the first half of the year, which amounted to 385,829 barrels. The remaining 158,923 barrels were allocated to West Gharib entitlement oil produced in the second quarter. West Gharib was in an under-lift (unsold) position of 253,771 entitlement barrels at the end of the quarter, whereas West Bakr held no crude oil inventory at quarter end. The next cargo lifting is scheduled for late September.

2015 Capital Budget
($ millions)
Egypt	37.0
Yemen	0.5
Total	37.5
The 2015 capital program is split 49:51 between development and exploration, respectively. The focus for the second half of 2015 will be on building the exploration prospect inventory from the recently acquired seismic in the Eastern Desert region of Egypt and interpretation of the recently completed 400 km2 3-D seismic program on the South Ghazalat concession in the Western Desert. No wells were drilled during the second quarter and there are currently no plans for any further drilling activities for the remainder of the year. The capital budget shown above excludes amounts for capitalized G&A. It is anticipated that the Company will fund its 2015 capital budget from funds flow from operations and working capital.

READER ADVISORIES
Forward-Looking Statements
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com